Mail Stop 6010
Via Facsimile and U.S. Mail


December 23, 2005

Mr. Andrew A. Barnard
President and Chief Executive Officer
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902

      Re:      Odyssey Re Holdings Corp.
       Form 10-K for fiscal year ended December 31, 2004
	             File No. 1-16535

Dear Mr. Barnard:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2004

Management`s Discussion and Analysis

Revenues and Expenses, page 45 -47

1. We note that you have provided a limited discussion of the methodology for determining critical accounting estimates for gross premiums written, acquisition costs and reserves for unpaid losses and loss adjustment expenses. This disclosure should provide investors with a fuller understanding of the uncertainties in applying your critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please provide us information in disclosure type format about the uncertainties in applying these accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

2. Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management`s Discussion and Analysis. We believe that your disclosure of your reserve methodology and related key assumptions could be improved. Please provide us the following information in disclosure type format for each of your lines of business.

* In calculating your case reserves, you appear to determine your ultimate liability based on ceding company reserves as adjusted by your claims staff. Your "necessary reliance" on the reserve practices of ceding companies is complicated by the different methods used by these companies. Provide a more specific description of this process, including the actuarial methods and key assumptions used, the degree of variation in ceding company reserve practices and the frequency and magnitude of adjustments made by your claim staff.
* In calculating your IBNR reserves, you use generally accepted actuarial techniques. Provide a more specific description of this process, including the actuarial methods and key assumptions used.
* Subsequently, you adjust this initial IBNR calculation based on" subjective considerations and managerial judgment". Expand your disclosure to describe more specifically and quantify the basis for such adjustments, such as emerging trends in claims frequency and severity, litigation and legislative changes, for each period presented. Describe what specific factors led management to believe the recorded amount rather than any other amount represented the best estimate of your ultimate liability.
* You do not disclose the sensitivity of your most recent reserve estimates to changes in key assumptions, such as claim frequency and severity. Provide this information in disclosure type format and link it to your explanation of changes in prior year reserve estimates.
* Provide more precise insight into the existence and effects on future operations and financial condition of known trends, including claim frequency and severity. Link this discussion to liquidity and capital resources.
* For your longer tail businesses with claims for environmental or asbestos-related illnesses, workers compensation and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. You should consider, but not be limited to, the following information:

o the number of claims pending at each balance sheet date;

o the number of claims reported for each period presented;

o the number of claims dismissed, settled, or otherwise resolved for each period;

o the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

o the total settlement amount for each period;

o the cost of administering the claims;

o emerging trends that may result in future reserve adjustments;
and

o if management is unable to estimate the possible loss or range of loss, a statement to that effect.

3. We note that you have significantly revised your estimate of loss reserves recorded in prior years. For each line of business, please provide the following information to us in disclosure type format.

* Identify the changes in the key assumptions you made to estimate the reserve since the previous reporting date.
* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
* Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods. Explain why you made prior year reserve adjustments in successive periods to the same book of business (e.g. reserve inadequacies for casualty business written in 1997-2000).
* Describe any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average amount per claim outstanding, and any other trends, necessary to understand the change in estimate. Explain the rationale for a change in estimate that does not correlate with trends.

4. You disclose that the Company estimates its assumed premium, losses and claim reserves based upon information received from ceding insurance companies ("cedants") and that a lag exists between premiums written and losses incurred and related cedant reporting to you. Please describe in disclosure type format how the risks associated with this estimation of premium, losses and loss reserves affect your financial reporting. Quantify the historical and expected impact of variations from these estimates on your financial position and results of operations. Describe the key assumptions used to arrive at your best estimate and what specific factors led you to believe this amount is the most realistic. Also, tell us the following information.

a. The time lag from when this information is reported to the cedant to when this information is reported to you and whether, how and to what extent this time lag effects your estimates;
b. The amount of any backlog related to the processing of this information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
c. What process management performs to determine the accuracy and completeness of the information received from cedants;
d. Whether management uses internally generated historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from cedants; and
e. How management resolves disputes with cedants and how often disputes occur.

Results of Operations, page 47

5. An objective of MD&A is to provide information about the quality and potential variability of earnings and cash flow to facilitate investors` determination of the likelihood that past performance is indicative of future performance. Your discussion of loss and loss adjustment expenses appears to be on net basis and excludes discussion of the impact of your whole account stop loss retrocessional arrangement, which appears to have been significant in
2004 (i.e. a reduction in pre tax income by $47 million). Please provide us this information in disclosure type format.

6. We note that you recorded other than temporary investment losses in 2003, amounting to $59 million. Please provide the following information to us in disclosure type format

a. Identify how this impairment charge was measured, and the related circumstances giving rise to the loss.
b. Describe whether, and how, those circumstances impact other material investments held and your expected liquidity and capital resources.
c. Describe the carrying value of non-traded securities and the methodology used to estimate their fair value, including material assumptions made and factors considered.
d. Describe the key assumptions made and factors considered in reaching the conclusion that the decline below cost at December 31,
2004 by investment category is not other-than-temporary.
e. Describe the risks and uncertainties inherent in the assessment methodology, including the impact on future earnings and financial position should management later conclude that securities with an unrealized loss contain other-than-temporary impairment.

7. We note that your realized capital gains increased significantly in 2003 due to the sale of fixed income securities that had appreciated in value. Please describe more fully in disclosure type format the basis for your decision to sell these securities. Include a description of management`s investment strategy in response to certain economic conditions, e.g. low interest-rate environment, and the impact this will have on your investment portfolio. Include in your discussion the impact that these economic conditions may have on your results of operations, i.e. realized gains or losses and investment income, and liquidity.

Liquidity and Capital Resources, page 53

8. Disclosure of the impact of known trends, demands, commitments and uncertainties on your liquidity and capital resources is consistent with the objectives of Management`s Discussion and Analysis. We note that you do not discuss the impact of known trends in your cash flows or unexpected variations in the timing of claim payments on future liquidity and results of operations. This disclosure appears to be particularly important given the high degree of your reliance upon reinsurance to manage liquidity and capital resources and the claim severity inherent in your business. Please provide this information in disclosure type format.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 69

9. Please describe in disclosure type format the income recognition methods for reinsurance assumed, as required by paragraph 27 of SFAS
113.


Note 3. Business Combinations, page 73

10. Please tell us in disclosure type format the impact on operating results of the sale of First Capital to Fairfax Asia Limited and refer us to the technical guidance upon which you based your accounting for this transaction.

Note 5. Retrocessions, page 80

11. While your reserve for uncollectible reinsurance recoverables amounted to $5.9 million at December 31, 2004, your reinsurance
recoverables amounted to $1.182 billion.   Please describe in
disclosure type format the concentration of credit risk inherent in your reinsurance recoverables, including the identity of your principal reinsurers, their A. M. Best rating, the amount of reinsurance recoverables from each company and the related security.

12. You indicate that application of security, approximating $620 million and consisting primarily of trust accounts and letters of credit, significantly reduces the exposure relating to your reinsurance recoverables at December 31, 2004. Please provide in disclosure type format an expanded description of this collateral, including the types of assets securing this collateral, any restrictions on your access to these assets, the issuers of these letters of credit and their relationship to Fairfax and its affiliates.

13. We note that to manage your reinsurance exposures you use whole account stop loss retrocessional agreements, which include provisions for additional premium based on future loss activity. These agreements appear to contain multi-year terms and sharing of operating results. Please provide an expanded description in disclosure-type format of the terms of these arrangements and tell us your basis for concluding that the transfer of risk implicit in these arrangements met the requirements of SFAS 113. We note that these arrangements produced a pre tax loss of $20.9 million in 2004 and a pre tax gain of $24.5 million in 2003. Explain the factors causing this significant variation in operating results.

Note 12. Commitments and Contingencies, page 96

14. We note that your statement that this footnote includes disclosure required by Item 303 (a) (4) of Regulation S-K relating to off-balance sheet arrangements. Please provide in disclosure type format a description of the business purpose of these off-balance sheet arrangements and their importance to your liquidity, capital resources, credit risk support or other benefits. For example, we note that while you replaced nSpire Re under the November 2002 Funding Agreement with Advent, nSpire Re has indemnified you against any drawdown on the pledged assets and you have the right to withdraw funds at any time upon 180 days advance notice to nSpire Re.

15. We note that you reinsured a book of automobile residual value business with Gulf Insurance Company ("Gulf") from 1996 through 2002.
This Gulf insurance product may represent a fair value derivative instrument that lacks an identifiable insurable event other than a change in price and thus would not qualify under the SFAS 133 insurance contract exemption. Please refer us to the technical guidance upon which you based your accounting for this transaction and tell us in disclosure type format the amount of remaining reserves for this assumed business at December 31, 2004.

16. Please describe in disclosure type format your accounting and financial statement classification for amounts placed on deposit at
Lloyd`s on behalf of Advent and in connection with your direct participation in the Lloyd`s Market.

17. We note that you do not expect the 2005 resolution of litigation associated with your excess of loss retrocessional contract to be material. Please describe in disclosure type format the impact on your 2004 operating results of the related commutation of this retrocessional contract.

18. Please provide in disclosure type format a more detailed description of your participation rights in the Lloyd`s market through Newline (Syndicate 1218), including their duration, any restrictions and your obligations upon termination of these rights.
We understand that accounting adjustments may be necessary in order to properly account for transactions with Lloyd`s of London under US
GAAP. Explain your accounting for Lloyd`s Syndicate 1221 transactions, including how you account for the closing of an underwriting year by reinsuring outstanding claims and the related impact on your operating results for each period presented.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Andrew A. Barnard
Odyssey Re Holdings Corp.
December 23, 2005
Page 8